Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

NOTICE OF BOARD MEETING

The board of directors (the “Board”) of XPeng Inc. (the “Company”) hereby announces that a meeting of the Board will be held on Wednesday, November 15, 2023, for the purposes of, among other matters, considering and approving the third quarterly results of the Company and its subsidiaries for the three months ended September 30, 2023 and its publication.

The Company’s management will host an earnings conference call at 8:00 a.m. U.S. Eastern time on November 15, 2023 (9:00 p.m. Beijing/Hong Kong time on November 15, 2023).

For participants who wish to join the call by phone, please access the link provided below to complete the pre-registration and dial in 5 minutes prior to the scheduled call start time. Upon registration, each participant will receive dial-in details to join the conference call.

Event Title:	XPENG Third Quarter 2023 Earnings Conference Call
Pre-registration link:	https://s1.c-conf.com/diamondpass/10034271-dqxo0v.html

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.xiaopeng.com.

A replay of the conference call will be accessible approximately an hour after the conclusion of the call until November 22, 2023, by dialing the following telephone numbers:

United States:	+1-855-883-1031

International:	+61-7-3107-6325

Hong Kong, China:	800-930-639

China Mainland:	400-120-9216

Replay PIN:	10034271

By order of the Board XPeng Inc. Xiaopeng He Chairman

Hong Kong, Wednesday, October 25, 2023

As at the date of this notice, the board of directors of the Company comprises Mr. Xiaopeng He as an executive director, Mr. Yingjie Chen, Mr. Ji-Xun Foo and Mr. Fei Yang as non-executive directors, and Mr. Donghao Yang, Ms. Fang Qu and Mr. HongJiang Zhang as independent non-executive directors.

* For identification purpose only